

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12060554

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pulse Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Liberty Square, 2nd Floor
(No. and Street)

Boston, MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Foley (617) 316-5621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street, Boston, MA 02116
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/4 AD 4/5

OATH OR AFFIRMATION

I, Brian Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pulse Trading, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA M. LUTI
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires Oct. 1, 2015

STATE OF MASSACHUSETTS
COUNTY OF SUFFOLK

Donna M Luti
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pulse Trading, Inc.

Statement of Financial Condition

December 31, 2011

Contents



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Pulse Trading, Inc.

We have audited the accompanying statement of financial condition of Pulse Trading, Inc. (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pulse Trading, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 29, 2012

Pulse Trading, Inc.
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2011

Assets	
Cash	$ 6,452,779
Deposits with clearing organizations	500,000
Receivable from clearing organizations	392,733
Prepaid research	117,194
BlockCross accounts receivable	56,642
Other accounts receivable	51,207
Property and equipment, net	66,226
Prepaid expenses	125,252
Income tax receivable	545,011
Security deposits	137,283
Goodwill	32,617,535
Other intangible assets, net of accumulated amortization of $714,500	24,165,500
Total assets	$ 65,227,362
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 722,866
Accrued expenses and other liabilities	923,324
Deferred rent	94,511
Deferred tax liability, net	9,508,823
Payable to Parent	2,014,112
Total liabilities	13,263,636
Stockholder's equity	51,963,726
Total liabilities and stockholder's equity	$ 65,277,362

The accompanying notes are an integral part of this statement of financial condition.

1. Nature of Operations

Pulse Trading, Inc. (the Company) was formed in Massachusetts on January 15, 2000. On November 3, 2011 the Company was acquired by and became a wholly-owned subsidiary of State Street Corporation (the Parent) and serves as an institutional broker-dealer to buy and sell equities, debt, and other financial instruments. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also acts as an agent for the issuer of privately-placed corporate securities. The Company's BlockCross division has developed a trading system that enables sizable or high volume trades to be processed efficiently and effectively based on real-time market conditions. The system enables the processing of block trades, trades that occur when clients engage in pre-trade discussions to arrange large-size transactions away from the electronic trading system at prices mutually agreed upon.

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the "clearing broker").

2. Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Significant accounting policies are as follows:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events

Events occurring subsequent to the date of the financial statements were evaluated through March 29, 2012.

Cash

Cash represents cash on deposit with financial institutions.

2. Summary of Significant Accounting Policies (continued)

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize the clearing broker. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing broker if the minimum cash or security balance on deposit is not maintained.

Receivable from Clearing Organizations

Amounts receivable from clearing organizations relate to open transactions and commissions receivable.

Property, Equipment, Depreciation and Amortization

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method at rates sufficient to write off the cost of the applicable assets over their estimated useful lives. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the remaining lease term.

Goodwill and Other Intangible Assets

Goodwill represents the cost of an acquisition over the fair value of net tangible and other intangible assets acquired. Other intangible assets represent purchased assets that can be distinguished from goodwill because of contractual rights, or because the asset is capable of being exchanged on its own or in combination with a related contract, asset, or liability.

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist. Impairment of goodwill is deemed to exist if the carrying value of a reporting unit, including its allocation of goodwill and other intangible assets, exceeds its estimated fair value.

2. Summary of Significant Accounting Policies (continued)

Finite-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from five to ten years from the date of original acquisition, with amortization expense recorded in intangible amortization expense. Identifiable intangible assets are also reviewed for impairment at least annually, or more frequently when circumstances indicate impairment could exist. Impairment is deemed to exist if the balance of the identifiable intangible asset is determined not to be recoverable. Identifiable intangible assets are reflected in the Statement of Financial Condition at cost less accumulated amortization.

Securities Transactions

BlockCross accounts receivable consist of commissions receivable.

A prepaid research asset is established for research and research-related services disbursed in advance of anticipated customer commission volumes. Such receivables may not be evidenced by contractual obligations. Prepaid soft dollar research is included in prepaid research, and accrued soft dollar research is captured in accrued expenses and other liabilities on the Statement of Financial Condition.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from prepaid research, BlockCross accounts receivable and other accounts receivable. For prepaid research, the Company considers the customer's financial condition and business operations as well as its historical, current, and anticipated trading activity when determining the allowance for doubtful accounts. At December 31, 2011 there was no amount recorded for an allowance against receivable balances.

Income Taxes

The Company accounts for income taxes according to the liability method in accordance with relevant guidance. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

2. Summary of Significant Accounting Policies (continued)

When the operations of the Company are included with those of the Parent in filing the consolidated tax returns, the Parent allocates income tax expense to the Company based upon its contribution to the consolidated income tax return filings. The Company reimburses the Parent for the expense recognized based upon its tax-sharing agreement. The Company's tax-sharing agreement is in accordance with authoritative accounting guidance.

Business Combination

The acquisition of the Company by State Street Corporation was accounted for in accordance with authoritative guidance and the purchase price was pushed down to the Company's financial statements. Accordingly, the purchase price paid by the Parent plus related purchase accounting adjustments have been reflected in the Company financial statements. This resulted in a new basis of accounting that reflects the estimated fair value of the Company's assets and liabilities as of the acquisition date.

3. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties, inclusive of the clearing broker. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company also has a concentration of credit risk represented by cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes that its exposure to financial loss is mitigated by the financial strength of its depository institution. No loss has been incurred related to such relationships.

4. Property and Equipment, Net

At December 31, 2011 the balance represents the following:

	Estimated Useful Life	
Office equipment	1 - 2 years	$ 34,275
Furniture and fixtures	0.5 - 2 years	4,048
Leasehold improvements	<1 years	12,670
Software	0.5 - 3 years	27,333
		78,326
Less – accumulated depreciation and amortization		12,100
Net		$ 66,226

Accumulated depreciation and amortization of $1,239,785 was written off against the gross carrying value of the related property and equipment in conjunction push down accounting adjustments at the acquisition date.

5. Business Combinations, Goodwill and Other Intangible Assets

State Street Corporation applies push down accounting to its acquired subsidiaries. As a result, the Company recognized goodwill when State Street Corporation acquired the Company and its affiliate BlockCross LLC (which was merged into the Company concurrently) on November 3, 2011. State Street Corporation paid $53 million in cash and acquired the following:

Net tangible assets	$ 5,336,917
Customer relationships	13,270,000
Software	11,500,000
Trade name	110,000
Deferred tax liability, net	(9,876,000)
Goodwill	32,617,535
Total	$ 52,958,452

5. Business Combinations, Goodwill and Other Intangible Assets (continued)

Subsequent to acquisition, no events have occurred or circumstances have changed that would reduce the fair value of goodwill and other intangible assets below its carrying value. The following table summarizes other intangible assets as of December 31, 2011:

	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	10 years	$ 13,270,000	$ 221,167	$ 13,048,833
Software	5 years	11,500,000	383,333	11,116,667
Trade name		110,000	110,000	–
Total		$ 24,880,000	$ 714,500	$ 24,165,500

As of December 31, 2011 the total weighted average useful life of the Company's other intangible assets was 7.5 years. Aggregate amortization expense for the year ended December 31, 2011 was $714,500.

6. Income Taxes

The net deferred tax liability in the Statement of Financial Condition includes the following amounts of deferred tax assets and (liabilities):

Deferred rent	$ 37,634
Accrued professional services	31,856
Fixed assets	76,298
Identified intangibles	(9,622,702)
Prepaid license and insurance	(40,190)
Other	8,281
Total deferred liability, net	$ (9,508,823)

In compliance with relevant accounting guidance, the Company has identified no uncertain tax positions as of December 31, 2011. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. The earliest year open to examination is 2008.

7. Related Party

The Parent pays costs related to the Company for certain personnel, including coverage under the Parent's benefit plan. The Company reimburses the Parent for all services provided. At December 31, 2011, $2,014,112 of such expenses was payable by the Company to the Parent, and presented as payable to Parent on the Statement of Financial Condition.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1). The Company has elected to use the basic method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under this Rule, the Company must maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater.

At December 31, 2011 the Company's net capital was $3,546,368, which exceeded required net capital of $250,320 by $3,296,048.

Advances to affiliates, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

9. Commitments and Contingencies

Operating Leases

The Company has various non-cancelable operating leases on facilities. There are no lease commitments beyond November 2016.

The future minimum lease payments required under these leases are as follows:

Year ending December 31,	
2012	$ 452,776
2013	304,347
2014	272,224
2015	261,360
2016	233,046
	$ 1,523,753

9. Commitments and Contingencies (continued)

Legal Contingencies

The Company is involved in legal proceedings concerning matters arising in connection certain of the Company's developed technologies. The Company believes, based on currently available information and advice of counsel, that the results of such proceeding, in the aggregate, will not have a material adverse effect on the Company's financial statements. The Company intends to defend itself vigorously against all claims asserted in these matters.

10. Off-Balance Sheet Credit Risk

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through the clearing broker. These activities may expose the Company to off-balance sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing broker without limit for losses that the clearing broker may sustain from clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customers' accounts at December 31, 2011.

11. Subsequent Events

On January 28, 2012, Pulse Trading Inc. received a capital infusion from the Parent in the amount of $10 million.



STATEMENT OF FINANCIAL CONDITION

Pulse Trading, Inc.
(a wholly-owned subsidiary of State Street Corporation)
December 31, 2011
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP



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